Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes that appear elsewhere in the report on Form 6-K of which this document is a part. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in our annual report on Form 20-F for the fiscal year ended September 30, 2022, particularly under the caption “Item 3. Key Information—D. Risk Factors.”

Overview

Through its subsidiaries (the “PRC operating entities”) in the People’s Republic of China (“China” or the “PRC”), Universe Pharmaceuticals INC (the “Company,” “we,” “our” and “us”) is a pharmaceutical company specializing in the development, manufacturing, marketing and sale of traditional Chinese medicine derivatives (“TCMD”) products targeted to the elderly to address their physical conditions in the aging process and to promote their general well-being. We have registered and obtained approval for 26 varieties of TCMD products from the National Medical Products Administration (the “NMPA”), and we currently produce 13 varieties of TCMD products and sell them in 261 cities in 30 provinces in China as of the date of this report. In addition, we also sell biomedical drugs, medical instruments, traditional Chinese medicine pieces (“TCMPs”) and dietary supplements manufactured by third-party pharmaceutical companies (collectively referred to as “third-party products”).

Our major customers are pharmaceutical companies, hospitals, clinics and drugstore chains, primarily located in Jiangxi Province, Jiangsu Province, Guangdong Province, Hubei Province, Fujian Province, Guangxi Province and Shandong Province, and 23 other provinces in China.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below.

Net Revenue

Our revenue is reported net of all value added taxes (“VAT”). Our products are sold with no right of return and we do not provide other credits or sales incentive to customers. Our revenue is driven by sales volume, selling price, and mix of products sold.

	For the Six Months Ended March 31,		Variance
	2023	2022	%
Revenue from sales of self-manufactured TCMD products	50.8%	63.4%	12.6%
Revenue from sales of third-party products	49.2%	36.6%	(12.6)%
Total revenue	100.0%	100.0%

Sales volume by unit- TCMD products	7,961,244	6,966,256	14.3%
Sales volume by unit- third party products	5,727,501	4,763,265	20.2%
Total sales volume	13,688,745	11,729,521	16.7%

Average selling price per unit- TCMD products	$1.18	$2.20	(46.4)%
Average selling price per unit- Third-party products	$1.59	$1.86	(14.5)%

Revenues from sales of TCMD products manufactured by us accounted for 50.8% and 63.4% of our total revenues for the six months ended March 31, 2023 and 2022, respectively. The 13 TCMD products manufactured by us fall into two categories: (i) treatment and relief for common chronic health conditions in the elderly designed to achieve physical wellness and longevity (the “Chronic Condition Treatments”) and (ii) cold and flu medications. Our Chronic Condition Treatments primarily include Guben Yanling Pill, Shenrong Weisheng Pill, Quanlu Pill, Yangxue Danggui Syrup, Wuzi Yanzong Oral Liquid, Fengtong Medicinal Liquor, Shenrong Medicinal Liquor, Qishe Medicinal Liquor, Fengshitong Medicinal Liquor, and Shiquan Dabu Medicinal Liquor, and our cold and flu medications primarily include Paracetamol Granule for Children, Isatis Root Granule and Qiangli Pipa Syrup.

In order to diversify our product offerings and product mix, in addition to selling our self-manufactured TCMD products, we also sell products manufactured by third-party pharmaceutical companies, including (i) biomedical drugs, such as liquid glucose, prednisolone, and citicoline, (ii) medical instruments, such as drug-eluting stents, surgical tubes and syringes, (iii) TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules, and (iv) dietary supplements, such as vitamins, probiotic powder, and calcium tablets.

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead). Cost of goods sold generally changes as our production costs change, as these are affected by factors including the market price of raw materials, labor productivity, or the purchase price of third-party products, and as the customer and product mix changes. Our cost of revenues accounted for 66.8% and 43.2% of our total revenue for the six months ended March 31, 2023 and 2022, respectively. We expect our cost of revenues to increase as we further expand our operations in the foreseeable future.

Our gross margin was 33.2% for the six months ended March 31, 2023, a decrease by 23.6% from the gross margin of 56.8% in the six months ended March 31, 2022, due to decrease in the average selling price of our TCMD products and third-party products by 46.4% and 14.5%, respectively. Slowdown in the Chinese economy caused by the COVID-19 pandemic has led to a decline in customers’ spending power, and we changed our pricing strategy to increase sales volume and market share during this challenging period.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, advertising expenses to increase the awareness of our brand, shipping and delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 12.6% and 37.5% of our total revenue for the six months ended March 31, 2023 and 2022, respectively. We expect our overall selling expenses, including but not limited to, advertising expenses and brand promotion expenses and salaries, to increase in the foreseeable future and facilitate the growth of our business, especially when we continue to expand our business and promote our products to customers located at extended geographic areas.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses. General and administrative expenses were 7.5% and 7.6% of our revenue for the six months ended March 31, 2023 and 2022, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

The Chinese patent medicine industry is characterized by rapid and frequent changes in customer demand and launches of new products. If we do not launch new products or improve our existing products to meet the changing demands of our customers in a timely manner, some of our products could become uncompetitive in the market, thereby adversely affecting on our revenues and operating results. Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing of new TCMD products, depreciation, and other miscellaneous expenses. Research and development expenses were 12.3% and 0.6% of our revenue for the six months ended March 31, 2023 and 2022 respectively. As we continue to develop new products and diversify our product offerings to satisfy customer demand, we expect our research and development expenses to continue to increase in the foreseeable future.

Financial Results for the Six Months Ended March 31, 2023 Compared to the Six Months Ended March 31, 2022

The following table summarizes the results of our operations during the six months ended March 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended March 31,
	2023		2022		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

REVENUE	$18,467,186	100.0%	$24,202,340	100.0%	$(5,735,154)	(23.7)%
COST OF REVENUE	12,339,044	66.8%	10,445,906	43.2%	1,893,138	18.1%
GROSS PROFIT	6,128,142	33.2%	13,756,434	56.8%	(7,628,292)	(55.5)%

OPERATING EXPENSES
Selling expenses	2,330,508	12.6%	9,079,771	37.5%	(6,749,263)	(74.3)%
General and administrative expenses	1,380,053	7.5%	1,830,923	7.6%	(450,870)	(24.6)%
Research and development expenses	2,268,335	12.3%	144,461	0.6%	2,123,874	1,470.2%
Total operating expenses	5,978,896	32.4%	11,055,155	45.7%	(5,076,259)	(45.9)%

INCOME FROM OPERATIONS	149,246	0.8%	2,701,279	11.2%	(2,552,033)	(94.5)%

OTHER INCOME (EXPENSE)
Interest expense, net	(74,569)	(0.4)%	(88,389)	(0.4)%	13,820	(15.6)%
Other income, net	17,323	0.1%	634	0.0%	16,689	2,632.3%
Equity investment income	166,931	0.9%	696,430	2.9%	(529,499)	(76.0)%
Total other income, net	109,685	0.6%	608,675	2.5%	(498,990)	(82.0)%

INCOME BEFORE INCOME TAX PROVISION	258,931	1.4%	3,309,954	13.7%	(3,051,023)	(92.2)%

PROVISION FOR INCOME TAXES	974,358	5.3%	1,578,219	6.5%	(603,861)	(38.3)%

NET INCOME	$(715,427)	(3.9)%	$1,731,735	7.2%	$(2,447,162)	(141.3)%

Revenues. We currently produce and sell 13 varieties of TCMD products and also sell products manufactured by third-party pharmaceutical companies, to our customers.

	For the six months ended March 31,
	2023	2022	Change
	Amount	Amount	Amount	%

Revenue - TCMD products sales	$9,374,312	$15,354,635	$(5,980,323)	(38.9)%
Revenue – third-party products sales	9,092,874	8,847,705	245,169	2.8%
Total revenue	$18,467,186	$24,202,340	$(5,735,154)	(23.7)%

Our revenues decreased by $5,735,154, or 23.7%, to $18,467,186 for the six months ended March 31, 2023, from $24,202,340 for the six months ended March 31, 2022.

Revenue from sales of our TCMD products

Sales of TCMD products decreased by $5,980,323, or 38.9%, to $9,374,312 for the six months ended March 31, 2023, from $15,354,635 for the six months ended March 31, 2022. The decrease in the sales of our TCMD product was due to the following specific reasons:

a)	Slowdown in economy caused by the COVID-19 pandemic has led to a decline in customers’ spending power, and we changed our pricing strategy to increase sales volume and market share during this challenging period. Average selling price of our TCMD products decreased by $1.02 per unit, or 46.4%, to $1.18 per unit in the six months ended March 31, 2023, from $2.20 per unit in the six months ended March 31, 2022.

b)	As a result of our new pricing strategy, sales volume of TCMD products increased by 14.3%, to 7,961,244 units sold in the six months ended March 31, 2023, from 6,966,256 units sold in the six months ended March 31, 2022.

c)	The exchange rate between RMB and US$ was US$1.00 to RMB6.3717 in the six months ended March 31, 2022 as compared to US$1.00 to RMB6.9761 in the six months ended March 31, 2023. The depreciation of RMB against US$ had a 9.5% negative impact on our reported revenues.

Revenue from sales of third-party products

Sales of third-party products slightly increased by $245,169, or 2.8%, to $9,092,874 for the six months ended March 31, 2023, from $8,847,705 for the six months ended March 31, 2022. Sales volume of third-party products increased by 20.2%, to 5,727,501 units sold in the six months ended March 31, 2023, from 4,763,265 units sold in the six months ended March 31, 2022. Average selling price of third-party products decreased by $0.27 per unit, or 14.5%, to $1.59 per unit in the six months ended March 31, 2023, from $1.86 per unit in the six months ended March 31, 2022, due to a change in our pricing strategy and the 9.5% negative impact from foreign currency fluctuation as discussed above.

Cost of Revenues. Our cost of revenues primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead) and business tax. Cost of revenues generally changes as our production costs change, which are affected by factors including the market price of raw materials, labor productivity, and the purchase price of third-party products, and as the customer and product mix changes.

	For the six months ended March 31,
	2023	2022	Change
	Amount	Amount	Amount	%

Cost of revenue- TCMD products	$6,617,444	$4,953,950	$1,663,494	33.6%
Cost of revenue- third-party products	5,721,600	5,491,956	229,644	4.2%
Total cost of revenue	$12,339,044	$10,445,906	$1,893,138	18.1%

Cost of revenues increased by $1,893,138, or 18.1%, to $12,339,044 for the six months ended March 31, 2023, from $10,445,906 for the six months ended March 31, 2022, due to an increase in sales volume and rising prices of traditional Chinese medicine raw materials caused by the imbalance between supply and demand starting from the fourth quarter of 2022.

Cost of revenues of TCMD products

Cost of revenues of TCMD products accounted for 53.6% and 47.4% of our total costs of revenues for the six months ended March 31, 2023 and 2022, respectively. Cost of revenues of TCMD products increased by $1,663,494, or 33.6%, from $4,953,950 in the six months ended March 31, 2022 to $6,617,444 in the six months ended March 31, 2023. The increase in cost of revenues of our TCMD products was due to the following reasons:

(1)	As a result of our new pricing strategy to promote sales, sales volume of TCMD products increased by 14.3%, to 7,961,244 units sold in the six months ended March 31, 2023, from 6,966,256 units sold in the six months ended March 31, 2022.

(2)	A severe drought in the Yangtze River Basin in China in 2022 led to a decrease in the supply of traditional Chinese medicinal materials, and the COVID-19 pandemic resulted in increased demand of traditional Chinese medicinal materials for recuperating and improving immunity. Due to imbalance between supply and demand starting from the fourth quarter of 2022, prices of the traditional Chinese medicine raw materials increased by about 19% for the six months ended march 31, 2023 as compared to the six months ended March 31, 2022. Average unit cost of our TCMD products increased by $0.12, or 16.9%, from $0.71 per unit in the six months ended March 31, 2022 to $0.83 per unit in the six months ended March 31, 2023.

(3)	The exchange rate between RMB and US$ was US$1.00 to RMB6.3717 in the six months ended March 31, 2022 as compared to US$1.00 to RMB6.9761 in the six months ended March 31, 2023. The depreciation of RMB against US$ had a 9.5% negative impact on our cost of revenue.

Cost of revenues of third-party products

Cost of revenues of third-party products accounted for 46.4% and 52.6% of our total costs of revenues for the six months ended March 31, 2023 and 2022, respectively. Cost of revenues of third-party products increased by $229,644, or 4.2%, from $5,491,956 in the six months ended March 31, 2022 to $5,721,600 in the six months ended March 31, 2023, because of increase in sales volume of third-party products by 20.2% from 4,763,265 units sold in the six months ended March 31, 2022 to 5,727,501 units sold in the six months ended March 31, 2023. Average unit cost of third-party products decreased by $0.15 per unit, or 13.0%, from $1.15 per unit in the six months ended March 31, 2022 to $1.00 per unit in the six months ended March 31, 2023, due to change in product mix and the 9.5% negative impact from foreign currency fluctuation as discussed above.

Gross profit

Our gross profit decreased by $7,628,292 to $6,128,142 for the six months ended March 31, 2023, from $13,756,434 for the six months ended March 31, 2022. Our margin decreased by 23.6% to 33.2% for the six months ended March 31, 2023, from 56.8% for the six months ended March 31, 2022.

	For the six months ended March 31,
	2023	2022	Change
	Amount	Amount	Amount	%

Gross profit- TCMD products	$2,756,868	$10,440,685	$(7,643,817)	(73.5)%
Gross profit- third-party products	3,371,274	3,355,749	15,525	0.5%
Total gross profit	$6,128,142	$13,756,434	$(7,628,292)	(55.5)%

Gross margin- TCMD products	29.4%	67.7%		(38.3)%
Gross margin- third party products	37.1%	37.9%		(0.8)%
Total gross margin	33.2%	56.8%		(23.7)%

Average selling price per unit- TCMD products	$1.18	$2.20	$(1.02)	(46.4)%
Average cost per unit- TCMD products	$0.83	$0.71	$0.12	16.9%

Average selling price per unit- third party products	$1.59	$1.86	$(0.27)	(14.5)%
Average cost per unit - third party products	$1.00	$1.15	$(0.15)	(13.0)%

Gross profit from the sales of our TCMD products decreased by $7,643,817, or 73.5%, from $10,400,685 in the six months ended March 31, 2022 to $2,756,868 in the six months ended March 31, 2023, and the gross margin of our TCMD products decreased by 38.3 percentage point, from 67.7% in the six months ended March 31, 2022 to 29.4% in the six months ended March 31, 2023. The decrease in our gross profit from the sales of TCMD products was due to the following reasons: (i) as discussed above, we changed our pricing strategy to promote sales, and average selling price of our TCMD products decreased by $1.02 per unit, or 46.4%, to $1.18 per unit in the six months ended March 31, 2023, from $2.20 per unit in the six months ended March 31, 2022; (ii) average unit cost of our TCMD products increased by $0.12, or 16.9%, from $0.71 per unit in the six months ended March 31, 2022 to $0.83 per unit in the six months ended March 31, 2023, due to increased price of traditional Chinese medicine raw materials, and (iii) the depreciation of RMB against US$ had a 9.5% negative impact on our gross profit from sales of TCMD products.

Gross profit from third-party product sales increased slightly by $15,525, or 0.5%, from $3,355,749 in the six months ended March 31, 2022 to $3,371,274 in the six months ended March 31, 2023, while the gross margin of third-party product sales slightly decreased by 0.8%, from 37.9% in the six months ended March 31, 2022 to 37.1% in the six months ended March 31, 2023. The increase in our gross profit from third-party products was affected by the increase in sales volume and average unit selling price, and partially offset by the decrease in average unit cost and 9.5% negative impact from foreign currency fluctuation. The average unit selling price of third-party products decreased by 14.5%, or $0.27 per unit, while the average unit cost of third-party products also decreased by 13.0%, or $0.15 per unit.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended March 31, 2023 and 2022:

	For the six months ended March 31,
	2023		2022		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Total revenue	$18,467,186	100.0%	$24,202,340	100.0%	$(5,735,154)	(23.7)%
Operating expenses:
Selling expenses	2,330,508	12.6%	9,079,771	37.5%	(6,749,263)	(74.3)%
General and administrative expenses	1,380,053	7.5%	1,830,923	7.6%	(450,870)	(24.6)%
Research and development expenses	2,268,335	12.3%	144,461	0.6%	2,123,874	1,470.2%
Total operating expenses	$5,978,896	32.4%	$11,055,155	45.7%	$(5,076,259)	(45.9)%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses.

	For the six months ended March 31,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expenses	$349,755	15.0%	$447,162	5.0%	$(97,407)	(21.8)%
Advertising expenses	1,340,368	57.5%	8,219,488	90.5%	(6,879,120)	(83.7)%
Shipping and delivery expenses	559,882	24.0%	347,908	3.8%	211,974	60.9%
Business travel and meals expenses	71,535	3.1%	57,488	0.6%	14,047	24.4%
Other sales promotion related expenses	8,968	0.4%	7,725	0.1%	1,243	16.1%
Total selling expenses	$2,330,508	100.0%	$9,079,771	100.0%	$(6,749,263)	(74.3)%

Our selling expenses decreased by $6,749,263, or 74.3%, to $2,330,508 for the six months ended March 31, 2023, from $9,079,771 for the six months ended March 31, 2022, primarily attributable to (i) a decrease in advertising expenses by $6,879,120, or 83.7%, from $8,219,488 in the six months ended March 31, 2022, to $1,340,368 in the six months ended March 31, 2023. In September 2021, we entered into an advertising service agreement with a third party, Guangdong Fengyang Legend Consulting Co., Ltd. (“Fengyang Legend”) to promote the sales of our major TCMD products, Bai Nian Dan and Guben Yanling Pill with a service period of one year, from October 1, 2021 to September 30, 2022. In March 2022, we entered into an advertising service agreement with a third-party, Health Headline to promote our brand on the Health Headline’s website and mobile app, with a service period of ten months from March 1, 2022 to December 31, 2022. As these agreements expired in September and December 2022, respectively, advertising expenses decreased significantly in the six months ended March 31, 2023; and (ii) partially offset by an increase in shipping and delivery expenses by $211,974, or 60.9%, from $347,908 in the six months ended March 31, 2022 to $559,882 in the six months ended March 31, 2023, due to an increase in our sales volume and increased freight cost caused by the COVID-19 pandemic and rising fuel prices during the six months ended March 31, 2023.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses.

	For the six months ended March 31,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expense	$305,163	22.1%	$345,344	18.9%	$(40,181)	(11.6)%
Depreciation and amortization	91,279	6.6%	113,962	6.2%	(22,683)	(19.9)%
Bad debt reserve expenses (recovery)	0	0.0%	484,811	26.5)%	(484,811)	(100.0)%
Land and property tax	48,739	3.5%	53,348	2.9%	(4,609)	(8.6)%
Office supply and utility expense	338,735	24.5%	255,627	14.0%	83,108	32.5%
Transportation, business travel and meals expense	51,530	3.7%	50,217	2.7%	1,313	2.6%
Consulting fee	503,046	36.5%	474,026	25.9%	29,020)	6.1%
Inspection and maintenance fee	21,701	1.6%	29,695	1.6%	(7,994)	(26.9)%
Stamp tax and other expenses	19,860	1.5%	23,893	1.3%	(4,033)	(16.9)%
Total general and administrative expenses	$1,380,053	100.0%	$1,830,923	100.0%	$(450,870)	(24.6)%

General and administrative expenses decreased by $450,870, or 24.6%, to $1,380,053 for the six months ended March 31, 2023 from $1,830,923 for the six months ended March 31, 2022, primarily attributable to (i) a decrease in bad debt expense by $484,811, because we accrued less bad debt expenses based on our assessment of the collectability of the accounts receivable and advance to suppliers; (ii) a decrease in our salaries, welfare expenses and insurance expenses paid to administration employees by $40,181, or 11.6%, because of lower amount of annual bonus and welfare expenses in the six months ended March 31, 2023 as compared to the six months ended March 31, 2022, and (iii) partially offset by an increase in office supply and utility expense by $83,108, or 32.5% due to the registration fees paid to U.S. Securities and Exchange Commission and annual listings fees paid to Nasdaq Stock Market for the six months ended March 31, 2023.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new TCMD products, depreciation and other miscellaneous expenses.

	For the six months ended March 31,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses to research and development staff	$74,073	3.3%	$82,198	56.9%	$(8,125)	(9.9)%
Materials used in research and development activities	666,765	29.4%	52,262	36.2%	614,503	1175.8%
Expenditure on new product development	1,505,144	66.4	-	-	1,505,144	-
Depreciation and others	22,353	0.9%	10,001	6.9%	12,352	123.5%
Total research and development expenses	$2,268,335	100.0%	$144,461	100.0%	$2,123,874	1470.2%

Research and development expenses increased by $2,123,874, or 1,470.2%, to $2,268,335 for the six months ended March 31, 2023, from $144,461 for the six months ended March 31, 2022, primarily attributable to (i) an increase in research and development expense of $1,505,144 to develop and test eight new Chinese medicine products in order to diversify our future product portfolio. We entered into several cooperative agreements with external academic and research institutions to jointly conduct the new product development with activities beginning in August 2022. Accordingly, we incurred significant amount of research and development expense in connection with such efforts during the six months ended March 31, 2023; and (ii) an increase in the materials used in the research and development activities by $614,503. In order to develop new products and improve the formulation of several existing products, we conducted more testing on product stability and safety, and as a result, more materials were used in R&D activities for the six months ended March 31, 2023 than the six months ended March 31, 2022.

Other income (expenses), net

Total other expenses, net, decreased by $498,990, or 82.0%, to $109,685 for the six months ended March 31, 2023 from $608,675 for the six months ended March 31, 2022 primarily attributable to a decrease of $529,499 in short-term investment income from wealth management financial products.

Provision for Income Taxes

Provision for income taxes was $974,358 for the six months ended March 31, 2023, representing a decrease of $603,861, or 38.3%, from $1,578,219 for the six months ended March 31, 2022 due to decreased taxable income.

Net Income

Net loss was $715,427 for the six months ended March 31, 2023, representing a $2,447,162 decrease from a net income of $1,731,735 for the six months ended March 31, 2022.

Liquidity and Capital Resources

As of March 31, 2023, we had $12.9 million in cash on hand. We also had short-term investments of $13.3 million in wealth management financial products from financial institutions to generate investment income, which we purchased with our IPO proceeds. Such short-term investment can be redeemed anytime at our discretion and is highly liquid. As of March 31, 2023, we also had $17.5 million in accounts receivable. Our accounts receivable primarily include balance due from customers for our pharmaceutical products sold and delivered to customers. Approximately 77.6%, or $14.2 million, of our net accounts receivable balance as of March 31, 2023 has been subsequently collected. Collected accounts receivable will be used as working capital in our operations, if necessary.

As of March 31, 2023, our inventory balance amounted to $2.8 million, primarily consisting of raw materials, work-in-progress and finished TCMD products, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products.

On June 25, 2021, we signed a construction sub-contract with sub-contractor Jiangxi Chenyuan Construction Project Co., Ltd. (“Chenyuan”), pursuant to which, Chenyuan will help us construct four manufacturing plant buildings and an office building with a total estimated budget of RMB165 million (approximately $24.0 million). As of March 31, 2023, we had made a prepayment of approximately RMB69.2 million (approximately $10.1 million) to Chenyuan and future additional capital expenditure on this constriction-in-process (“CIP”) project was estimated to be approximately RMB95.8 million (equivalent to $13.9 million), among which approximately $3.6 million is required for the next 12 months. We currently plan to support our ongoing CIP project through cash flows from operations, proceeds received from the IPO, and borrowings from banks, if necessary.

On May 6, 2021, we entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang Investment Co., Ltd. (“Jiangxi Yueshang”), an entity in which our chief executive officer, Mr. Gang Lai, owned 5% of its equity interests as of the date of that agreement. Pursuant to this purchase agreement, Jiangxi Yueshang will sell and we will purchase certain residential apartments and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.6 million). Pursuant to this purchase agreement, we were required to make a prepayment in the amount of 50% of the total purchase price, with 20% of the total purchase price payable when a certificate of occupancy is available to us, and 30% of the total purchase price payable upon delivery of the property. As of March 31, 2023, we had made a prepayment of RMB16 million (approximately $2.3 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by August 2024.

As of March 31, 2023, we also had short-term bank loans of approximately $4.1 million that we obtained from Jiangxi Luling Rural Commercial Bank (“LRC Bank”) and Bank of Communications for working capital purposes. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experiences and our outstanding credit history.

As of March 31, 2023, our working capital balance was $29.3 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities, borrowings from banks and from our principal shareholders will be sufficient to meet our working capital needs in the next 12 months from the date our unaudited condensed consolidated financial statements for the six months ended March 31, 2023 are released.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Six Months Ended March 31,
	2023	2022
Net cash provided by operating activities	$4,798,702	$6,118,203
Net cash used in investing activities	(646)	(55,091)
Net cash provided by (used in) financing activities	2,080,918	(19,991)
Effect of exchange rate change on cash and restricted cash	364,084	115,271
Net increase in cash	7,243,058	6,158,392
Cash, beginning of period	5,711,458	8,077,908
Cash, end of period	$12,954,516	$14,236,300

Operating Activities

Net cash provided by operating activities was $4,798,702 for the six months ended March 31, 2023, primarily consisted of the following:

●	Net loss of $715,427 for the period.

●	An increase in accounts payable of $7,928,308 due to pending invoices from suppliers for raw materials purchased in the first quarter of 2023.

●	An increase in accounts receivable of $1,763,903. Our accounts receivable primarily includes balance due from customers for our pharmaceutical products sold and delivered to customers. As of date of this report, approximately 77.6%, or $14.2 million of our net accounts receivable balance as of March 31, 2023 has been subsequently collected. Collected accounts receivable will be used as working capital in our operations, if necessary.

●	A decrease in deferred income tax benefit of $556,867 as we utilized deferred tax asset in the six months ended March 31, 2023.

●	An increase in inventory balance of $488,746 because we increased inventory stockpiles to reduce the negative impact from increased market price of Chinese traditional medicine raw materials.

●	A decrease in accrued expenses and other current liabilities of $465,431 due to payments made to our advertising service provider in the six months ended March 31, 2023.

Net cash provided by operating activities was $6,118,203 for the six months ended March 31, 2022, primarily consisted of the following:

●	Net income of $1,731,735 for the period.

●	An increase in accounts receivable of $3,060,116. Our accounts receivable primarily includes balance due from customers for our pharmaceutical products sold and delivered to customers. As of date of this report, all of our net accounts receivable balance as of March 31, 2022 have been subsequently collected. Collected accounts receivable will be used as working capital in our operations, if necessary.

●	An increase in inventory balance of $860,517 because we increased the purchase of our raw material inventories and increased the purchase of finished goods inventory from third-party pharmaceutical companies in anticipation of increased sales in the coming months.

●	A decrease in advance to suppliers of $2,664,149 because we made significant advance payments to suppliers for raw material purchase as of last fiscal year end and we received approximately $2.7 million purchased raw materials during the six months ended March 31, 2022.

●	A decrease in prepayment for advertising of $7,593,960. In September 2021, we engaged a third-party advertising agency to develop and produce TV advertisement for promoting the sales of our major TCMD product, Bai Nian Dan and Guben Yanling Pill, and coordinate with a TV channel to broadcast the advertisement to targeted geographic market areas. Such prepayment has been charged to expense when our TV advertisement was first broadcasted in October 2021.

●	A decrease in accounts payable of $1,751,013 because we made payment to raw material suppliers when we received the invoices from them.

Investing Activities

Net cash used in investing activities amounted to $646 for the six months ended March 31, 2023 due to purchase of fixed assets.

Net cash used in investing activities amounted to $55,091 for the six months ended March 31, 2022, which primarily included the purchase of fixed assets of $55,629, offset by proceeds of $538 from disposal of certain equipment.

Financing Activities

Net cash provided by financing activities amounted to $2,080,918 for the six months ended March 31, 2023, primarily include the following:

●	Proceeds from short-term bank loans of $1,146,776 and repayment of bank loans of $1,146,776.

●	Proceeds from related party borrowings of $2,080,918. The balance due to related party mainly consisted of advances from our principal shareholders for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Net cash used in financing activities amounted to $19,991 for the six months ended March 31, 2022, primarily include the following:

●	Proceeds from short-term bank loans of $1,255,200 and repayment of bank loans of $1,255,200.

●	Repayment of related party borrowings of $19,991. The balance due to related party mainly consisted of advances from our principal shareholders for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Commitments and contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. We accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended March 31, 2023 and 2022, we did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on our consolidated financial position, results of operations and cash flows.

As of March 31, 2023, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years		2-3 years
(1) Debt Obligations	$4,077,108	$4,077,108	$		$-
(2) Capital expenditure commitment on CIP project	13,949,534	3,603,872		9,144,371	1,201,291
(3) Capital expenditure commitment for purchase of property	2,329,776	-		2,329,776	-
Total	$20,356,418	$7,680,980		$11,474,147	$1,201,291

(1)	As of March 31, 2023, we had total $4,077,108 short-term borrowings from LRC Bank and Bank of Communications (see Footnote 12 of our unaudited consolidated financial statements and footnotes, Short-term bank loans, for details).

(2)	On June 25, 2021, we signed a construction sub-contract with Chenyuan, pursuant to which, Chenyuan will help us construct four manufacturing plant buildings and an office building with a total estimated budget of RMB165 million (approximately $24.0 million). As of March 31, 2023, we had made a prepayment of approximately RMB69.2 million (approximately $10.1 million) to Chenyuan and future additional capital expenditure on this CIP project was estimated to be approximately RMB95.8 million (equivalent to $13.9 million) (see Footnote 10 of our unaudited consolidated financial statements and footnotes, Prepayment for CIP project, for details).

(3)	On May 6, 2021, we entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang, an entity in which our chief executive officer, Mr. Gang Lai, owned 5% of its equity interests as of the date of that agreement. Pursuant to this purchase agreement, Jiangxi Yueshang will sell and we will purchase certain residential apartments and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.6 million). Pursuant to this purchase agreement, we were required to make a prepayment in the amount of 50% of the total purchase price, with 20% of the total purchase price payable when a certificate of occupancy is available to us, and 30% of the total purchase price payable upon delivery of the property. As of March 31, 2023, we had made a prepayment of RMB16 million (approximately $2.3 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by August 2024 (see Footnote 11 of our unaudited consolidated financial statements and footnotes, Prepayment for purchase of a property, for details).

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of March 31, 2023 and September 30, 2022.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.